Grupo Dataflux, S.A. de C.V.

Date: April 28, 2005



U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations



CNCI UNIVERSITY REPORTS 1Q05 RESULTS

-- Sales registered Ps$52.1 million pesos --
-- Branch Network increased 11%, from 95 to 105 locations --
-- Student Population reached more than 19,000 --

Monterrey, Mexico, April 28, 2005 — The CNCI University, S.A. de C.V., (BMV: CNCI B) the Mexican Education company with the largest geographical reach in the country reported its first quarter 2005 results.

"This quarter results reflect our transition from technical training to formal education (college and university). Our total sales decreased due to a drop in sales in technical training courses, nevertheless we are experiencing constant revenue increments in our formal academic programs, same that allow for solid long term growth." Said Mr. Alberto Hinojosa, VP of the CNCI University Board.

1Q05 Results

"This quarter results reflect the negative impact of the spring break holiday's week landing on March, when in 2004 it did in April". Said Mrs. Celestina Aguilar, CNCI University's CFO.

Sales decreased 12% to Ps$52.1 million pesos and gross income was reduced by 13% to Ps$42.5 million as of March 2005. Operating income registered Ps$3.3 million pesos as of March 2005, and EBITDA reached Ps$7.3 million.

CNCI University's integral financing cost registered Ps$0.7 million for the three months of 2005 mainly driven by a monetary loss of Ps$0.4 million pesos. The company accounted a net result of Ps$2.0 million and a net income in cash (net income excluding entries that do not impact cash flow) of Ps$6.4 million pesos for 1Q05.

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	1Q04	1Q05	Gwth %
Sales	59,544	52,122	*-12%*
Gross Income	48,623	42,513	*-13%*
Operating Income	5,761	3,293	*-43%*
EBITDA	12,005	7,276	*-39%*
Net Income	4,454	2,040	*-54%*
Net Income Cash	11,468	6,446	*-44%*

Note: Complete Financial Statements attached.

CNCI University Branch Network

The CNCI's University network is currently composed of 105 locations (including franchises) where Technical Training, College and University education is provided. The network reaches 31 states and 56 cities across Mexico.

"In this quarter we have 105 locations providing Technical Training degrees, 101 providing College education and 2 providing University degrees", commented Guillermo Enriquez, CNCI's University Dean. "We now have 4,769 College students, 88 in University and 14,268 enrolled in *Technical Training programs*".

Company Profile

The CNCI University, S.A. de C.V. is the Mexican Education company with the largest geographical reach in the country. Additionally, it holds a 50% investment in Todito.com S.A. de CV.; a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers.

\# # #

Investor and Press Inquiries

Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	1Q04	1Q05	*Gwth %*
Sales	59,544	52,122	*-12%*
Cost of Goods Sold	(10,921)	(9,610)	*-12%*
Gross Income	**48,623**	**42,513**	*-13%*
Operating Expenses	(36,618)	(35,235)	*-4%*
Depreciation and Amortizations	(6,245)	(3,984)	*-36%*
Operating Income	**5,761**	**3,293**	*-43%*
EBITDA	12,005	7,276	*-39%*
Financial Expenses, net	(169)	(247)	*46%*
FX Income, net	(132)	(4)	*-97%*
Monetary Position Gain, net	(638)	(419)	*-34%*
	(939)	**(670)**	*-29%*
Earnings After Financial Entries	**4,822**	**2,623**	*-46%*
Other income (expenses), net	(368)	(583)	*58%*
Net Income	**4,454**	**2,040**	***-54%***
Net Income Cash	**11,468**	**6,446**	***-44%***

UNIVERSIDAD CNCI S.A. DE C.V
BALANCE SHEET
[illegible]

Assets		**Mar 04**	**Mar 05**	**Gwth %**
Current Assets:				
Cash	$	15,408	6,302	-59%
Accounts Receivable		0	0	0%
Inventories		1,445	1,414	-2%
Affiliated Companies		0	0	0%
Taxes Receivable		9,538	1,101	-88%
Other Accounts Receivable		12,891	29,889	132%
Investment in Subsidiaries		366,064	303,510	-17%
Current Assets	**$**	**405,346**	**342,216**	**-16%**
Discontinued Operations		0	0	0%
Other Accounts Receivable		56,130	53,772	-4%
Fixed Assets, Net		105,351	92,327	-12%
Deferred Assets		20,847	5,798	-72%
Deferred Taxes		16,042	20,855	30%
Total Assets	**$**	**603,716**	**514,968**	**-15%**
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	0	0	0%
Accounts Payable		26,370	42,598	62%
Other Accounts Payable		59,763	56,118	-6%
Taxes and Ints. Payable		0	0	0%
Deferred Liabilities		0	0	0%
Short Term Liabilities	**$**	**86,133**	**98,716**	**15%**
Bank Loans	$	0	0	0%
Long Term Liabilities		49,675	1,419	-97%
Deferred Taxes		0	1,921	n.a.
Total Liabilities	**$**	**135,808**	**102,056**	**-25%**
Equity	$	46,858	44,889	-4%
Equity Inflationary Adjustment		39,990	41,953	5%
Premium on Stock´s Suscription		432,321	432,283	0%
Inflationary Adjustment Deficit		-314,546	-340,438	8%
Retained Earnings		200,300	173,576	-13%
Reserve for Stock Repurchase Plan		22,969	23,133	1%
Stocks Repurchased		-5,591	-5,356	-4%
Net Income		4,454	2,040	-54%
Initial Accumulated Deferred Taxes Effect		41,153	40,832	-1%
Total Equity	**$**	**467,908**	**412,912**	**-12%**
Total Liabilities and Equity	**$**	**603,716**	**514,968**	**-15%**